November 13, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Doris Stacey Gama

Re:	PaxMedica, Inc. Withdrawal of Request for Acceleration of Registration Statement on Form S-1 File No. 333-275416

Dear. Ms. Gamma,

PaxMedica, Inc. (the “Company”) hereby withdraws its request, dated November 9, 2023, that the Registration Statement on Form S-1 (File No. 333-275416) (the “Registration Statement”) become effective on Monday, November 13, 2023, at 5:15 p.m. Eastern Time, or as soon thereafter as practicable. The Company is no longer requesting that the Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely, PAXMEDICA, INC.

/s/ Howard Weisman
Howard Weisman Chief Executive Officer

cc:	Anna Tomczyk, Dechert LLP